June 10, 2010

Ms. Tia Jenkins,

Senior Assistant Chief Accountant,

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Anheuser-Busch InBev SA/NV Annual Report on Form 20-F for the
Fiscal Year Ended December 31, 2009 (File No. 001-34455)

Dear Ms. Jenkins:

Please find enclosed the responses of Anheuser-Busch InBev SA/NV (the “Company”) to the Staff’s letter of May 21, 2010, regarding the Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2009 (filed by the Company on April 15, 2010).

In connection with the Company’s responses to the Staff’s questions contained in the enclosed letter, the Company hereby acknowledges the following: the Company is responsible for the adequacy and accuracy of the disclosures in the filing; Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Benoit Loore
Benoit Loore VP Legal & Corporate Compliance

cc:	Brian Bhandari Ethan Horowitz (Securities and Exchange Commission)

(enclosure)

Anheuser-Busch InBev nv/sa Brouwerijplein 1 3000 Leuven Belgium T +32 16 27 61 11   F + 32 16 50 61 11 www.ab-inbev.com

R.L.E Brussels/ O.N. Brussel/ N.E. Bruxelles 0.417.497.106 VAT/8TW/TVA BE 0417.497.106	ING 330-0017971-80
Registered office/Maatschappelijke zetel/Slège Social: Grote Markt/Grand Place 1, 1000 Brussels, Belgium	FORTIS 230-0040905-88

June 7, 2010

Ms. Tia Jenkins,

Senior Assistant Chief Accountant,

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Anheuser-Busch InBev SA/NV Annual Report on Form 20-F for
the Fiscal Year Ended December 31, 2009 (File No. 001-34455)

Dear Ms. Jenkins:

Thank you for your letter of May 21, 2010, setting forth the Staff’s comments (the “Comments”) on the Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2009 (the “Form 20-F”), filed by Anheuser-Busch InBev SA/NV (the “Company”) on April 15, 2010.

The Company has keyed its responses in this letter to the headings used in the Staff’s comment letter and has marked the responses with the letter “R” beside the comment number. The Comments are set forth in bold-face type.

*        *        *

Item 15 - Controls and Procedures, page 181

1.	We note your statement that “even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.” In future Exchange Act filings, please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your

Ms. Tia Jenkins	-2-

disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance provided by your disclosure controls and procedures.

R:	The Company advises the Staff supplementally that in future Exchange Act filings, disclosure will be added to clarify that the Company’s “disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives” and that, if applicable, the Company’s principal executive officer and principal financial officer concluded that the disclosure controls and procedures were effective at that reasonable assurance level.

Audited Consolidated Financial Statements

Notes to the Consolidated Financial Statements

General

2.	We note you classified expenses by function in your consolidated statements of income. Please tell us how you considered the additional disclosures required by paragraphs 104-105 of IAS 1.

R:	The Company advises the Staff supplementally that it has reported expenses recognized in its consolidated statements of income using a classification based on function since its adoption of International Accounting Standards (the predecessor to the International Financial Reporting Standards) in 2001, on the basis that this presentation provides reliable and relevant information about the results of its business to users. The Company considered the requirements of IAS 1, paragraphs 104 and 105 during the preparation of its consolidated financial statements and related notes thereto, and believes it is in compliance with such requirements. With respect to paragraph 104 of IAS 1, the Company discloses additional information on depreciation, amortization and impairment charges in note 10 Additional Information on Operating Expenses by Nature (page F-31), and it discloses additional information on employee benefits expenses in note 25 Employee Benefits (page F-49). With respect to paragraph 105 of IAS 1, the Company believes its current presentation provides the reader with more relevant information as it relates to the Company’s business and the industry.

Ms. Tia Jenkins	-3-

Note 3 - Summary of Significant Accounting Policies

(S) Employee Benefits

Post Employment Benefits

(b) Defined Benefit Plans, page F-18

3.	We note that a full valuation performed by qualified actuaries of your defined benefit plans is carried out at least every three years and that you have had restructurings and other changes in your operations during recent years. Please provide us with, and in future filings expand, your disclosure to clarify how your accounting policy complies with paragraph 56 of IAS 19 which requires the present value of defined benefit obligations and the fair value of plan assets to be determined with sufficient regularity so that the amounts recognized in the financial statements do not differ materially from the amounts that would be determined at the end of the reporting period.

R:	The Company advises the Staff supplementally that for the Company’s defined benefit plans in all but three countries, full valuations of the plans’ defined benefit obligations are made by qualified actuaries annually. For the Company’s plans in three countries, whose liabilities at December 31, 2009 represented 16% of the Company’s consolidated total net pension plan liability, a full valuation is performed by qualified actuaries at least once every three years. Plans in two of these three countries were valued in 2009, while one country’s plan was valued in 2008. For those defined benefit plans valued less often than annually, in the periods between full valuations, the roll-forward of liabilities determined by the actuaries is adjusted for material changes in plan demographics, including those arising from restructurings or other material changes to the Company’s operations. Plan assets for all of the Company’s defined benefit plans are valued annually.

The Company advises the Staff that, in response to the Staff’s comment, the following additional disclosure concerning the valuation of the Company’s defined benefit obligation will be included in future Exchange Act filings:

“For most of the Company’s defined benefit plans, a full valuation of the plans’ defined benefit obligations is performed annually by qualified actuaries. For defined benefit plans valued less often than annually, qualified actuaries prepare, in the periods between full valuations, a roll-forward of liabilities that adjust for material changes in plan demographics, including those arising from restructurings or other material changes to the Company’s operations. The effect of any differences between the full valuation balance and the roll-forward balance for defined benefit plan liabilities are recognized as actuarial gains and

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losses in the period in which they occur in the statement of comprehensive income. Plan assets for all of the Company’s defined benefit plans are valued annually.”

(BB) Exceptional Items, page F-21

4.	Please provide us with, and in future filings expand, your accounting policy to clarify how and what management considers when evaluating if an item is exceptional by virtue of its incidence. We note your related disclosure on page F-29. Refer to paragraph 85 of IAS 1.

R:	The Company advises the Staff supplementally that, pursuant to the accounting policies applied by the Company, exceptional items represent significant events or transactions of the Company for which additional information is considered relevant to users in order to obtain a better understanding of the Company’s financial performance. Given the nature or size of such items, the Company believes such items should be disclosed separately, pursuant to IAS 1, paragraph 85. The Company’s evaluation of whether an event or transaction is exceptional is based primarily on three criteria: (1) the nature of the event or transaction, (2) the income statement impact of the event or transaction and (3) other qualitative measures that may impact a reader’s ability to understand the effect of such events on continuing operations, such as the impact on comparability, trends or other key ratios. As an example, restructuring activities or business and asset disposals may give rise to exceptional items on the basis that these types of events or transactions differ in frequency or predictability, and the potential for gain or loss.

The Company advises the Staff that in response to the Staff’s comments, the following additional disclosure concerning exceptional items will be included in future Exchange Act filings:

“(BB) EXCEPTIONAL ITEMS

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size or incidence. In determining whether an event or transaction is exceptional, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence and the potential for variation of impact on profit or loss. These items are disclosed on the face of the consolidated income statement or separately disclosed in the notes to the financial statements. Transactions which may give rise to exceptional items are principally restructuring activities, impairments and gains or losses on disposal of investments.”

Ms. Tia Jenkins	-5-

Note 8 - Exceptional Items, F-29

5.	We note that during 2009 you sold certain businesses. Please explain why these operations were not presented as discontinued operations. Refer to paragraph 32 of IFRS 5.

R:	The Company advises the Staff supplementally that, during 2009, it made several disposals, of which the three largest were the disposals of Oriental Brewery, Busch Entertainment and certain operations in Central Europe. Individually, the disposed net identifiable assets of Oriental Brewery, Busch Entertainment and Central Europe represented 1.1%, 2.0% and 1.0% of total assets as of December 31, 2008, respectively

Paragraph 32 of IFRS 5 states that a “discontinued operation is a component of an entity that has been either disposed of…and (a) represents a separate major line of business or geographical area of operations, (b) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or (c) is a subsidiary acquired exclusively with a view to resale.” The Company applied this principle in the context of its operating segment reporting format, which is geographical because the risks and rates of return associated with the Company’s operations are influenced predominantly by the fact that the Company operates in different geographical areas. Each of the Company’s geographical segments is a distinguishable component of the Company that is engaged in providing products or services within a particular economic environment, which is subject to risks and returns that are different from those of other segments. In applying IFRS 5, the Company believes that only a complete geographical segment would constitute “a separate major line of business or geographical area” within the meaning of paragraph 32. Accordingly, when only underlying business units are sold, the definition of major line of business or geographical area is not met.

Note 26 - Share-Based Payments, F-52 .

6.	We note in your determination of expected volatility, you excluded volatility for the period from July 15, 2008 to April 30, 2009 due to extreme market conditions during that period. Please address the following regarding the exclusion of such data:

•	Tell us the specific factors you used to determine the beginning and end date of the period of exclusion and your basis under IFRS 2.

Ms. Tia Jenkins	-6-

•	Tell us what volatility would have been if such period was not excluded and its related impact to your financial statements.

R:	The Company advises the Staff supplementally that in determining the volatility of its shares, it considered the guidance under IFRS 2, paragraph B6 which states that options are valued using the expected volatility going forward of the share price. From the creation of InBev in 2004 up to the announcement of the Company’s intention to acquire Anheuser-Busch, the historical volatility of the Company’s share price was approximately 25%.

On July 15, 2008, the Company announced its intention to acquire Anheuser-Busch, which transaction was completed on November 18, 2008. In order to fund part of the acquisition cost, on November 24, 2008, the Company commenced a EUR 6.36 billion rights offering of new shares to its existing shareholders, prior to which an increased level of short-selling of the Company’s shares took place. As a result of market uncertainty surrounding the Anheuser-Busch acquisition, the effects of the rights offering and related short-selling activity, and general market turbulence at the time, the Company’s share price volatility over the period from July 15, 2008 to April 30, 2009 increased approximately 70% from its historical share price volatility prior to the announcement.

As markets began to stabilize during 2009 and as the Company demonstrated its ability to refinance successfully the debt incurred to finance the Anheuser-Busch acquisition, the Company’s share price volatility from the period May 1, 2009 through December 31, 2009 returned to the historical volatility levels of around 25%.

In estimating the expected volatility of the Company’s share price going forward, the Company considered whether recent historical experience would be indicative of the future volatility. IFRS 2, paragraph B13 allows entities to adjust volatility determinations if expectations about the future are reasonably expected to differ from past experience. Moreover, IFRS 2, paragraph 15 specifically states that “an entity should not simply base estimates of volatility, exercise behavior and dividends on historical information without considering the extent to which past experience is expected to be reasonably predictive of future experience.”

Ms. Tia Jenkins	-7-

The announcement of the acquisition of Anheuser-Busch in 2008 and the subsequent rights offering, coupled with the disruption in the financial markets in 2008 and 2009 led to abnormal volatility that the Company believes will not be indicative of future share price performance. Therefore, the Company believes that, going forward, excluding the period from July 15, 2008 to April 30, 2009 from its expected share price volatility to be more representative of future expectations in compliance with IFRS 2, paragraphs B6 and B11 – B15.

Had the Company not excluded this period in determining expected volatility assumption, the expected volatility would have been 34.36% and the total cost of share based payments would have been increased by approximately $2 million for the year ended December 31, 2009.

*        *        *

In connection with the Company’s responses to the Staff’s questions, the Company hereby acknowledges the following: the Company is responsible for the adequacy and accuracy of the disclosures in the filing; Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Tia Jenkins	-8-

Please do not hesitate to call me with any questions or comments concerning this response. Please acknowledge your receipt of this letter by stamping the additional copy of this letter furnished for that purpose and returning it to the person delivering this letter, who has been instructed to wait. Thank you.

Very truly yours,

/s/ George H. White
George H. White

cc:

Brian Bhandari

Ethan Horowitz

(Securities and Exchange Commission)

Felipe Dutra

Sabine Chalmers

Ann Randon

Nick Gerostathos

(Anheuser-Busch InBev SA/NV)

John Horsfield-Bradbury

(Sullivan & Cromwell LLP)